Contact

www.linkedin.com/in/brian-
wedderspoon (LinkedIn)

Top Skills

Cross-functional Team Leadership
Microsoft Excel
Fundraising

Brian Wedderspoon, MBA

COO, Bingli US | The Smartest Medical Interview on the Planet
Madison, Wisconsin, United States

Summary

With 18 years of diverse healthcare business experience, I am a passionate digital health founder and operator dedicated to driving innovation in AI-powered clinical decision support and mental health care.

As COO of Bingli, I lead operations for an AI-powered care enablement solution that transforms clinical intake and decision support, improving efficiency and patient outcomes. I am also the co-founder of OCDfeat, a digital mental health company empowering therapists and patients in the management and treatment of OCD.

Throughout my career, I have successfully led teams, scaled businesses, and delivered impactful solutions across AI, analytics, RWD/RWE, and population health/value-based care. My leadership style is humanistic, inclusive, and action-oriented. It emphasizes creativity, attention to detail, and urgency. I thrive at solving complex problems, advising business executives, and building scalable health-tech solutions.

Always embracing new challenges—whether navigating ambiguity in business or cycling uphill—I am passionate about shaping the future of healthcare through technology and innovation.

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Experience

BINGLI
COO
January 2025 - Present (4 months)

Delivering AI-powered care enablement solutions that engage patients pre- and post- visit to collect the most useful information, so that providers can make faster, more informed decisions, and patients get the right care at the right time.

OCDfeat

Co-Founder, COO

August 2022 - Present (2 years 9 months)

Madison, Wisconsin, United States

Replacing traditional paper-based processes with modern digital health technology to make treating and managing OCD outside the clinic safer and easier for 100M+ people worldwide and the behavioral health specialists who treat them.

Olive

Customer Program Executive

May 2021 - July 2022 (1 year 3 months)

Served as the account-CEO to customers seeking to jumpstart their automation journeys using Olive's AI platform. Responsible for all key aspects of the customer's relationship with Olive, including timely implementations, value realization, account growth, and overall experience. Partnered with customer executives and business leaders to identify and prioritize automation opportunities, plan for success, mitigate risks, overcome obstacles, and achieve objectives.

Agilum Healthcare Intelligence

Vice President of Analytics Services

April 2020 - December 2020 (9 months)

Madison, Wisconsin, United States

(Agilum was a sister company to Sentry Data Systems)

Led an 11-member, multidisciplinary team composed of data scientists, data engineers, statisticians, and clinical SMEs in a tech-enabled services model that supported more than 25 hospital and health system customers. Developed and launched a pharmacy analytics application (SaaS) to support drug efficacy research and identify opportunities to reduce drug spend. Partnered with clients and industry to complete numerous bespoke analytics projects using AI and ML applied to real-world data (RWD).

Sentry Data Systems

Vice President, Analytics Services

April 2017 - December 2020 (3 years 9 months)

Madison, Wisconsin Area

Functioned as the de facto general manager for two analytics SaaS applications, including one that identified $30M+ in annual opportunity to improve revenue integrity and reduce drug spend for hospital pharmacies, and another that automated cost accounting and P&L measurement for hospital finance teams. Led a multidisciplinary team that provided wrap-around professional services to customers, driving adoption and promoting data-driven management practices. Developed standard methodologies to support services performed for customers, reducing delivery times by 75% or more and improving both reliability and accuracy of results.

Forward Health Group, Inc.
2 years 1 month

Director of Finance
May 2016 - April 2017 (1 year)
Madison, Wisconsin Area

Oversaw FHG's financial health, including its profit and loss, cash/liquidity position, and the management of all receivables, payables, and other dues/ obligations. Developed and delivered pro forma financials to prospective investors; participated in all fundraising efforts. Established FHG's revenue and expense budget using scenario-based modeling. Communicated regularly with Board members, including lead venture capital investors.

Director of Account Management
April 2015 - April 2016 (1 year 1 month)

Served as the face of FHG to 16+ customers, managing key relationships, driving engagement with FHG products, securing new revenue from upsell opportunities, and gathering customer feedback to inform product development. Awarded the highest score in KLAS's 2015 Population Health Performance Report for Service and Support, outperforming 23 other vendors.

Madison Emergency Physicians
Business Manager
March 2014 - April 2015 (1 year 2 months)
Madison, Wisconsin Area

Managed business operations for MEP, a large, independent group of emergency medicine physicians and advanced practitioners staffing seven facilities. Led and completed several strategic initiatives, including a reorg that redefined key leadership roles, responsibilities, reporting structures, and communication channels, as well as a project that redeveloped the group's mission, vision, and guiding principles. Instituted semiannual business reviews that strengthened ties and improved communication between client facilities and MEP. Established annual budgeting processes, identifying cost drivers and areas to reduce spend. Conducted the group's inaugural climate survey to understand partner/employee attitudes toward the group and determine how it can better support its constituents.

Deloitte Consulting
Senior Consultant, Strategy & Operations
August 2011 - February 2014 (2 years 7 months)
Washington, District of Columbia, United States

Advised Navy's Bureau of Medicine and Surgery (BUMED) on efforts to redesign and deploy Health Information Management (HIM) best practices to 26 medical facilities worldwide. Managed various program initiatives related to BUMED's transition from ICD-9 to ICD-10 coding.

Awarded a "Rising Star" by Deloitte Consulting leadership and nominated to the account's Management Advisory Council.

Huron
Analyst / Associate Consultant
January 2004 - June 2009 (5 years 6 months)

Partnered with leading health systems nationwide to transform revenue cycle management (RCM) operations, generating $40M+ in sustainable cash flow improvement. Reorganized business teams, implemented technology systems, redefined key workflows, and established management best practices.

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Education

Georgetown University McDonough School of Business
MBA, Finance & Strategy · (2009 - 2011)

Oxford University - Corpus Christi College
Graduate Program in International Management · (2010 - 2010)

University of Wisconsin-Madison
BBA, Finance & Political Science · (1998 - 2003)